Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333‑176989 and 333‑183253) on Form S‑8 of Liberty Interactive Corporation and (Nos. 333‑178420, 333‑185987, 333‑197589, and 333-210818) on Form S‑8 of Liberty Media Corporation of our report dated May 27, 2015, with respect to the statement of net assets available for benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2015 annual report for Form 11‑K of the Liberty Media 401(k) Savings Plan.

/s/ KPMG LLP

Denver, Colorado
June 8, 2016